BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

June 16, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Attn:	Justin Dobbie, Legal Branch Chief Ryan Adams, Senior Attorney

	Re:	Yew Bio-Pharm Group, Inc. (“Registrant”) Amendment No. 1 to Registration Statement on Form S-1 Filed on May 30, 2014 File No. 333-195555

Gentlemen:

On behalf of the Registrant, we hereby request “acceleration” of the effective date of the Registration Statement to 4:00 PM EST, June 19, 2014.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

/s/ William B. Barnett
William B. Barnett
WBB: scc
cc/ Mr. Wang, CEO